SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: February 20, 2008	By:	Signed:	G.A. Feigel

		Name:	G.A. Feigel
		Title:	Assistant Corporate Secretary

Release: Immediate, February 19, 2008
CANADIAN PACIFIC RAILWAY LIMITED DECLARES A 10% DIVIDEND INCREASE
CALGARY — The Board of Directors of Canadian Pacific Railway Limited (TSX/NYSE: CP) today declared an increase of 10 per cent in CP’s next quarterly dividend to twenty-four and three quarter cents ($0.2475) Canadian per share on the outstanding Common Shares, from twenty-two and one half cents ($0.225) per share.
“The dividend increase continues CP’s trend of dividend growth which reflects our ability to deliver on our financial targets,” said Mike Lambert, Executive Vice President and Chief Financial Officer. “CP is confident in the strength of our franchise, the outlook for our customers, and the solid fundamentals of the rail industry.”
The $0.2475 dividend is payable on April 28th, 2008, to holders of record at the close of business on March 28th , 2008 and is an eligible dividend pursuant to subsection 89(14) of the Canadian Income Tax Act.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CP a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
Contacts:

Media Leslie Pidcock Tel.: (403) 319-6878 email: leslie_pidcock@cpr.ca	Investment Community Janet Weiss, Assistant Vice-President Investor Relations Tel.: (403) 319-3591 email: investor@cpr.ca